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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                              STATION CASINOS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    857689103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Frank J. Fertitta III                             (702) 367-2411
  Chief Executive Officer                           2411 W. Sahara Avenue
     STATION CASINOS, INC.
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103            SCHEDULE  13D               Page  2  of  14 Pages
          ---------                                             ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frank J. Fertitta III       ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
  NUMBER OF            (7) SOLE VOTING POWER
   SHARES                  10,099,216
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY             (8) SHARED VOTING POWER
    EACH                   -0-
 REPORTING            ---------------------------------------------------------
   PERSON              (9) SOLE DISPOSITIVE POWER
    WITH                   10,099,216
                      ---------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,099,216
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 857689103            SCHEDULE  13D               Page  3  of  14 Pages
          ---------                                             ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lorenzo J. Fertitta        ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
  NUMBER OF            (7) SOLE VOTING POWER
   SHARES                  6,398,634
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY             (8) SHARED VOTING POWER
    EACH                   -0-
 REPORTING            ---------------------------------------------------------
   PERSON              (9) SOLE DISPOSITIVE POWER
    WITH                   6,398,634
                      ---------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,398,634
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 857689103            SCHEDULE  13D               Page  4  of  14 Pages
          ---------                                             ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blake L. Sartini     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
  NUMBER OF            (7) SOLE VOTING POWER
   SHARES                  1,413,844
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY             (8) SHARED VOTING POWER
    EACH                   5,809,041
 REPORTING            ---------------------------------------------------------
   PERSON              (9) SOLE DISPOSITIVE POWER
    WITH                   1,413,844
                      ---------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
                           5,809,041
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,222,885
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 857689103            SCHEDULE  13D               Page  5  of  14 Pages
          ---------                                             ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Delise F. Sartini     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
  NUMBER OF            (7) SOLE VOTING POWER
   SHARES                  123,115
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY             (8) SHARED VOTING POWER
    EACH                   5,809,041
 REPORTING            ---------------------------------------------------------
   PERSON              (9) SOLE DISPOSITIVE POWER
    WITH                   123,115
                      ---------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
                           5,809,041
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,932,156
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     TITLE OF CLASS OF EQUITY SECURITIES: Common Stock, par value $.01 per share

     NAME AND ADDRESS OF ISSUER: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     This Amendment No.4 to Schedules 13D filed June 10, 1993 for each of Frank
J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini and Delise F. Sartini (the "Reporting Persons") is made to reflect the decrease in beneficial ownership by the Reporting Persons as a result of certain open market dispositions of stock since the date of the Amendment No.3 to the Schedules 13D filed April 21, 2000.

ITEM 2. IDENTITY AND BACKGROUND

(i)  (A)  NAME:  Frank J. Fertitta III

     (B)  BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS: No

     (E)  CIVIL PROCEEDINGS: No

     (F)  CITIZENSHIP: United States


(ii) (A)  NAME:  Lorenzo J. Fertitta

     (B)  BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: President, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS: No

     (E)  CIVIL PROCEEDINGS: No

     (F)  CITIZENSHIP: United States


(iii)(A)  NAME:  Blake L. Sartini

     (B)  BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Operating Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS: No

     (E)  CIVIL PROCEEDINGS: No

     (F)  CITIZENSHIP: United States


(iv) (A)  NAME:  Delise F. Sartini

     (B)  BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS: No

     (E)  CIVIL PROCEEDINGS: No

     (F)  CITIZENSHIP: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 5(c) below.

ITEM 4. PURPOSE OF THE TRANSACTION

     The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional purchases from time to time, subject to applicable law. Any decision to make such additional purchases will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. At any time, the Reporting Persons may also determine to dispose of some or all of the common stock depending on various similar considerations, subject to applicable law. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

FRANK J. FERTITTA III

     (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

          10,099,216 (17.5%)

     (B)  SOLE VOTING AND DISPOSITIVE POWER: 10,099,216
          SHARED VOTING AND DISPOSITIVE POWER: -0-

     (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

     On May 3, 2001, Mr. Frank J. Fertitta III sold 110,100 shares of common stock in an open market sale at a price of $14.8476 per share. On May 4, 2001, Mr. Frank J. Fertitta III sold 7,000 shares of common stock in an open market sale at a price of $15.0214 per share. On May 7, 2001, Mr. Frank J. Fertitta III sold 2,000 shares of common stock in an open market sale at a price of $15.00 per share. On May 9, 2001, Mr. Frank J. Fertitta III sold 41,100 shares of common stock in an open market sale at a price of $14.7987 per share. On May 10, 2001, Mr. Frank J. Fertitta III sold 400 shares of common stock in an open market sale at a price of $14.725 per share. On May 11, 2001, Mr. Frank J. Fertitta III sold 27,816 shares of common stock in an open market sale at a price of $14.50 per share. On May 14, 2001, Mr. Frank J. Fertitta III sold 4,000 shares of common stock in an open market sale at a price of $14.50 per share.

LORENZO J. FERTITTA

     (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

          6,398,634 (11.1%)

     (B)  SOLE VOTING AND DISPOSITIVE POWER: 6,398,634
          SHARED VOTING AND DISPOSITIVE POWER: -0-

     (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

     On May 3, 2001, Mr. Lorenzo J. Fertitta sold 110,100 shares of common stock in an open market sale at a price of $14.8476 per share. On May 4, 2001, Mr. Lorenzo J. Fertitta sold 7,000 shares of common stock in an open market sale at a price of $15.0214 per share. On May 7, 2001, Mr. Lorenzo J. Fertitta sold 2,000 shares of common stock in an open market sale at a price of $15.00 per share. On May 9, 2001, Mr. Lorenzo J. Fertitta sold 41,100 shares of common stock in an open market sale at a price of $14.7987 per share. On May 10, 2001, Mr. Lorenzo J. Fertitta sold 400 shares of common stock in an open market sale at a price of $14.725 per share. On May 11, 2001, Mr. Lorenzo J. Fertitta sold 27,816 shares of common stock in an open market sale at a price of $14.50 per share. On May 14, 2001, Mr. Lorenzo J. Fertitta sold 4,000 shares of common stock in an open market sale at a price of $14.50 per share.

BLAKE L. SARTINI

     (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

          7,222,885 (12.5%)

     (B)  SOLE VOTING AND DISPOSITIVE POWER: 1,413,844
          SHARED VOTING AND DISPOSITIVE POWER: 5,809,041

     (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

     On May 3, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 110,100 shares of common stock in an open market sale at a price of $14.8476 per share. On May 4, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 7,000 shares of common stock in an open market sale at a price of $15.0214 per share. On May 7, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 2,000 shares of common stock in an open market sale at a price of $15.00 per share. On May 9, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 41,100 shares of common stock in an open market sale at a price of $14.7987 per share. On May 10, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 400 shares of common stock in an open market sale at a price of $14.725 per share. On May 11, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 27,816 shares of common stock in an open market sale at a price of $14.50 per share. On May 14, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 4,000 shares of common stock in an open market sale at a price of $14.50 per share.

DELISE F. SARTINI

     (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

          5,932,156 (10.3%)

     (B)  SOLE VOTING AND DISPOSITIVE POWER: 123,115
          SHARED VOTING AND DISPOSITIVE POWER: 5,809,041

     (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

     On May 3, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 110,100 shares of common stock in an open market sale at a price of $14.8476 per share. On May 4, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 7,000 shares of common stock in an open market sale at a price of $15.0214 per share. On May 7, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 2,000 shares of common stock in an open market sale at a price of $15.00 per share. On May 9, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 41,100 shares of common stock in an open market sale at a price of $14.7987 per share. On May 10, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 400 shares of common stock in an open market sale at a price of $14.725 per share. On May 11, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 27,816 shares of common stock in an open market sale at a price of $14.50 per share. On May 14, 2001, Mr. Blake L. Sartini and Delise F. Sartini sold 4,000 shares of common stock in an open market sale at a price of $14.50 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2001



                                       By:  /s/ FRANK J. FERTITTA III
                                          -----------------------------------
                                          Name: Frank J. Fertitta III

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2001



                                       By:  /s/ LORENZO J. FERTITTA
                                          -----------------------------------
                                          Name: Lorenzo J. Fertitta

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2001



                                       By:  /s/ BLAKE L. SARTINI
                                          -----------------------------------
                                          Name: Blake L. Sartini

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2001



                                       By:  /s/ DELISE F. SARTINI
                                          -----------------------------------
                                          Name: Delise F. Sartini